Via Facsimile and U.S. Mail
Mail Stop 4720

April 8, 2010

David Seaton
Acting Chief Executive Officer and
Chief Financial Officer
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113
Australia

Re: Novogen Limited
        Form 20-F for the Fiscal Year Ended June 30, 2009
        Filed December 15, 2009
        File Number: 000-29962

Dear Mr. Seaton:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Income Statements, page 81

1.   Please disclose the nature of the costs that are included in cost of sales and whether and, if so, to what extent cost of sales includes costs for each item of revenue (i.e. sale of goods, bank interest, license fees, royalties, dividends and other). Further, please disclose in "Operating and Financial Review and Prospects" the reason that the percentage decrease in cost of sales is much higher than the percentage decrease in revenue for 2007 compared to 2008 and for 2008 compared to 2009.

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Statement of Compliance, page 85

2.   Item 17(c) of Form 20-F requires that if the financial statements comply with IFRS as issued by the IASB, such compliance must be unreservedly and explicitly stated in the notes to the financial statements. If this requirement has been met, please revise your disclosure to explicitly state that the financial statements do comply with IFRS as issued by the IASB. Please remove the disclosure regarding compliance with AIFRS since stating that there are no significant differences between the primary GAAP used in the preparation of the financial statements and IFRS does not satisfy the requirement in Item 17(c) of Form 20-F.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Seaton
Novogen Limited
April 8, 2010
Page 3

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant